UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Information Contained in this Form 6-K Report

Change of Chief Executive Officer and Director

This report on Form 6-K (the “Report”) contains information on changes to the executive leadership and board of directors (the “Board”) of Paysafe Limited (“Paysafe” or the “Company”). On April 7, 2022, Paysafe announced that Bruce Lowthers has been appointed as Chief Executive Officer (“CEO”) and a Class I Director on the Board. Lowthers, who will join the Company by May 1, 2022, succeeds Philip McHugh, who is stepping down as CEO and as a member of the Board. The CEO transition builds on the recent appointment of Daniel Henson as Non-Executive Chairman of the Board in March 2022.

As a Class I director, Mr. Lowthers will also be included on the slate of directors seeking re-election by the Company’s shareholders at the Company’s upcoming 2022 annual general meeting. Mr. Lowthers, was President of Fidelity National Information Services Inc. (“FIS”) from March 2021 to January 2022. Prior to that, he served in various roles at FIS, including its President of Banking and Merchant Solutions (February 2020 to March 2021), President of Banking Solutions (May 2019 to January 2020), Co-Chief Operations Officer (January 2018 to April 2019), EVP and President of the FIS Payments Division (October 2014 to December 2017), Senior Vice President (August 2008 to September 2014) and General Manager and Senior Vice President (August 2007 to August 2008). Mr. Lowthers has been the Chairman Emeritus of P20 (also known as Payments 20), a global payments association, since May 2020 after serving as its Chairman from October 2017 to April 2020. Mr. Lowthers received his Bachelor of Science in Accounting from the University of Massachusetts Lowell.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-256692) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAYSAFE LIMITED

By:	/s/ Ismail Dawood
Name:	Ismail Dawood
Title:	Chief Financial Officer

Date: April 7, 2022